
September 27, 2023

Daniel Domínguez
Chief Financial Officer
Buenaventura Mining Company Inc.
Las Begonias 415 Floor 19
San Isidro, Lima 27, Peru

> **Re: Buenaventura Mining Company Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated September 11, 2023**
> **File No. 001-14370**

Dear Daniel Domínguez:

We have reviewed your September 11, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Information on the Company, page 28

1.  We note your response to prior comment 2 and reissue the comment as it does not appear that each of the items identified in our prior comment is addressed in your response. Please provide us with your analysis of the indirect consequences of climate-related regulation or business trends, including each of the following:
    *   decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
    *   increased demand for goods that result in lower emissions than competing products;
    *   increased competition to develop innovative new products that result in lower emissions;

- increased demand for generation and transmission of energy from alternative energy sources; and
- any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Please ensure your response explains how you assessed each potential indirect consequence and how you concluded on materiality for the items for which disclosure was not deemed necessary.

2.   We note your response to prior comment 3 and reissue it in part. Please discuss in greater detail the physical effects of climate change on your operations and results and how you considered providing disclosure regarding:
- the potential impact of UV radiation;
- the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
- decreased agricultural production capacity in areas affected by drought or other weather related changes.

In addition, quantify weather-related damages to your property or operations and the cost of insurance. Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 20-F and explain whether changes are expected in future periods.

3.   We note your response to prior comment 4 and reissue it in part.  Please tell us whether you expect to purchase carbon credits or offsets in future periods.


We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation